Exhibit 12.1

Cal Dive International, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars, except ratios)

						Six Months Ended
	2000	2001	2002	2003	2004	June 30, 2005
Income before income taxes and change in accounting principle	$34,015	$44,296	$19,041	$52,671	$125,693	$81,856
Deduct undistributed income of less than 50% owned subsidiaries	—	—	—	—	(469)	—
Distributed income of less than 50% owned subsidiaries	—	—	—	—	—	469
Amortization of capitalized interest	—	—	—	—	—	—
Less interest capitalized during the period	(120)	(1,900)	(4,400)	(3,400)	(243)	(587)
Fixed charges:
Interest, including amortization of debt issuance costs	590	1,998	6,700	6,000	5,843	2,541
Interest portion of rental expense (1)	208	172	1,930	2,123	2,168	1,000

Total fixed charges	798	2,170	8,630	8,123	8,011	3,541

Income before income taxes, change in accounting principle and fixed charges	$34,693	$44,566	$23,271	$57,394	$132,992	$85,279

Ratio of earnings to fixed charges	43.5	20.5	2.7	7.1	16.6	24.1

(1)       The portion of rental expense considered to be a reasonable approximation of the interest factor.